CONSOLIDATED WATER CO. LTD.
The Regatta Office Park
Windward Three, 4th Floor
West Bay Road, P.O. Box 1114
Grand Cayman, KY1-1102
Cayman Islands
(345) 945-4277

March 10, 2010

VIA EDGAR AND FAX (202-772-9361)

Mr. H. Christopher Owings, Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549-0405

RE:
Consolidated Water Co. Ltd.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 17, 2009
Form 10-Q for the Fiscal Quarter Ended September 30, 2009
Filed November 9, 2009
File No. 000-25248

Dear Mr. Owings:

We are responding to your March 5, 2010 comment letter.  For your reference, we included each comment in the letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

Consolidated Financial Statements – Consolidated Water Co. Ltd.

Notes to Consolidated Financial Statements

Note 4. Accounts Receivable, page 59

1.
We note your response to comment 10 in our letter dated December 18, 2009 and the reduction of the past due receivables owed by the Bahamas government from 80% of the total receivable balance as of December 31, 2008 to 57% of the balance as of September 30, 2009.  In light of the significant delinquent balance as of September 30, 2009, please update us regarding any subsequent cash collections through the fourth quarter along with a similar aging analysis as of December 31, 2009.

Response:

During the fourth quarter of 2009 we received $4.8 million in payments from the Bahamas government which included a $1.2 million payment on the most delinquent invoices.

Comparative aging analyses of the accounts receivable for our Bahamas subsidiary are as follows (amounts in 1,000s):

	At December 31, 2009		At September 30, 2009

	Amount	%	Amount	%
Current	$1,270	23.6%	$2,660	42.9%
>30 days	1,440	26.8%	40	0.6%
>60 days	1,268	23.5%	1,117	18.0%
>90 days	1,403	26.1%	2,386	38.5%

	$5,381	100.0%	$6,203	100.0%

On Friday, March 5, 2010 we received e-mail correspondence from the Chief Financial Officer of the Water and Sewerage Corporation of the Bahamas informing us that the House of Assembly of the Bahamas government had authorized $4.3 million to be paid to our Bahamas subsidiary (to be disbursed in three equal monthly installments beginning in April 2010 and ending in June 2010) to satisfy current billings and reduce the delinquent accounts receivable balances.

Consolidated Financial Statements – Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2.  Accounting Policies, page 82

2.
We note your response to comment 13 in our letter dated December 18, 2009.  Please tell us and disclose how much the BVI government had paid OC-BVI during 2007, 2008 and 2009 with respect to water sales.  In light of your disclosures on page 84 that early in 2007 the BVI government agreed to pay a lower rate based on its estimate of OC-BVI’s cost of producing water, we remain unclear why OC-BVI was not recognizing revenues using this lower rate instead of cash basis accounting in recognizing revenues beginning in 2008.   Please explain to us in detail.

Response:

Payments made by the BVI government for 2007-2009, which will be disclosed in OC-BVI’s 2009 financial statements, are as follows:

2007	$4,619,531
2008	$6,711,516
2009	$6,251,661	*
________________
*  includes $2 million partial payment on Court award made in fourth quarter and $899,206 paid for water delivered from new Bar Bay plant.

In March 2007, the BVI government unilaterally notified OC-BVI that it would pay only $6.88 per gallon for water delivered from the Baughers Bay plant.  The BVI government took the position that $6.88 was OC-BVI’s cost per gallon of water produced.  The government noted in its correspondence to OC-BVI that the $6.88 price was not an admission of the price owed by the government but rather an acknowledgement that some amount must be paid to provide enough funds to keep the plant operating.   As the government stated “consistent with our respect for the position of each other and our amicable interactions thus far, (the payments at $6.88 should be viewed) as credits against future payments until such time as agreement on the price of water sold to us is finalized.” OC-BVI strongly objected to  this reduced payment amount and at no time agreed to accept $6.88 as the price due per gallon for water delivered.

When the Baughers Bay dispute arose OC-BVI sought counsel from its BVI attorneys as to its ability to collect for the water it continued to provide from Baughers Bay.  Counsel observed that from the time the original contract for the plant expired in May 2006 through December 2006, the BVI government continued to accept the water provided from the Baughers Bay plant and continued to pay for it at the price set forth in the original contract.  BVI legal counsel therefore advised OC-BVI that it would be entitled to continued full payment for amounts billed at the rates in effect at the time the dispute arose, rather than the lower rate set by the BVI government.  Legal counsel advised OC-BVI that under BVI law the continued payment by government of OC-BVI’s invoices at the same rates as those that prevailed during the life of the written agreement (as was the case for period June 2006-December 2006) clearly implied an agreement between both parties for those rates and that such rates would be enforced by law thereby leaving no basis for an arbitrary diminution by the government of such rates. Legal counsel advised that by continuing to accept the water supplied by OC-BVI during 2007, the BVI government would be ordered by the Court to pay OC-BVI at the rate that OC-BVI billed the BVI government.

Under a new operating contract for Baughers Bay the OC-BVI Board was willing to decrease the per gallon price from that charged under the prior contract.  However OC-BVI was adamant in its position that OC-BVI must receive full payment for all amounts billed prior to the signing of a new contract. Based upon amicable negotiations with government throughout 2007, OC-BVI believed full payment for prior invoices - coupled with a new long-term contract for Baughers Bay at lower rates - to be the most likely outcome of the negotiations with government.

In determining the correct rate for revenue recognition for 2007 we concluded that use of the rate of $6.88 was clearly inappropriate per the guidance of SAB 101 as it had no contractual basis or no legal basis.  Based upon advice of legal counsel and the status of negotiations with government, we and OC-BVI believed the price for the water delivered was fixed and determinable at the rate billed by OC-BVI and that collectability was reasonably assured.

OC-BVI Board members held what they considered to be a very productive meeting with the BVI Premier and the BVI Minister of Finance on March 7, 2008 at which time these BVI government officials expressed their desire to resolve the dispute as soon as possible, while promising a good faith lump sum payment to OC-BVI of $3.5 million.  The results of this meeting were communicated to OC-BVI the following week in a letter from the BVI Financial Secretary, in which the Secretary stated “it is our expectation that such an agreement (for the Baughers Bay plant) will be reached before the end of April 2008.”  As we noted on page 21 of our Form 10-Q for the quarter ended March 31, 2008:

“OC-BVI informed us that it had met with members of the Ministry and others in the BVI Government in March 2008 and that during this meeting the BVI Government expressed its preference to resolve the Baughers Bay ownership issue without litigation and to enter into negotiations for new water supply agreements with OC-BVI on mutually acceptable terms for both the Baughers Bay and Bar Bay plants.”

When we prepared in May 2008 to file our Form 10-Q for the fiscal quarter ended March 31, 2008, the April 2008 target date set by the government for a new agreement had passed and government had not remitted the promised $3.5 million.   At this time we and OC-BVI concluded that it was very possible, given government’s inaction, that the Baughers Bay dispute would ultimately be resolved via litigation rather than negotiation.  Despite what we believed to be the strong merits of OC-BVI’s case, we and the OC-BVI Board recognized the inherent uncertainty as to the timing and resolution of any lawsuit.  Consequently we concluded that OC-BVI could not clearly continue to meet all of the criteria for revenue recognition per SAB 101, and therefore we adopted the cash method.  Please note that OC-BVI has continued to apply this method.  OC-BVI recognized the first $2 million of the Court award when it was paid by the BVI government during the fourth quarter of 2009 and does not plan to recognize the remaining $8.1 million awarded by the Court until the BVI government pays this amount.

Consolidated Financial Statements – Ocean Conversion (BVI) Ltd.

Notes to Consolidated Financial Statements

Note 2.  Accounting Policies, page 82

3.
In addition, when recording the accounts receivable from the BVI government, it appears the recordation of deferred revenues, a current liability item, upfront is inappropriate under GAAP given that OC-BVI did not have any remaining obligations to perform.  If OCI-BVI believes some or all of the amounts receivable were uncollectible, we believe OCI-BVI should record a provision and a contra account for the uncollectible amounts.

Response:

OC-BVI’s recording of deferred revenues resulted from its inability to meet one of the four of the revenue recognition criteria of SAB 101. With respect to such criteria OC-BVI had evidence that an arrangement existed, had delivered the water, and (based upon the advice of its legal counsel) believed it had a fixed and determinable price for the water sold.  However with the likely commencement of litigation OC-BVI could not deem collectability of the revenues reasonably assured until the Eastern Caribbean Supreme Court issued its ruling on the Baughers Bay litigation (see response to previous comment 2. above).  Accordingly, OC-BVI reported such billings as accounts receivable in its December 31, 2008 balance sheet. However, as OC-BVI had adopted the equivalent of the cash method for revenue recognition, it deferred revenue recognition - through use of a deferred revenues account on its balance sheet - for all amounts billed that had not yet been collected as of December 31, 2008 pending final determination by the Court.  The recording of these deferred revenues had no impact on the income statement or the net working capital amounts presented in OC-BVI’s consolidated financial statements.

We do not believe the recording of a provision and contra account is appropriate.  All accounts receivable which related to revenue that OC-BVI recognized on the Baughers Bay contract have been collected as of September 30, 2009.  Therefore the recording of such a provision in the income statement would require OC-BVI to recognize revenues prior to the time the Company believes they met the criteria for recognition.

Item 11. Executive Compensation, page 97

Compensation Discussion and Analysis, page 97

General

4.
We reviewed your responses to comments 16 and 17 in our letter dated December 18, 2009.  In both responses, you refer not only to your Peer Companies but also “companies of similar size and employee base.” If you target some elements against your peer companies and some against a different group of companies that “are of similar size and employee base,” please also name those companies and clarify why you utilize different peer groups for different elements of compensation.

Response:

The references to “companies of similar size and employee base” are references to the companies comprising our “Peer Companies.”  In order to avoid potential confusion in future filings, we will refer to the defined term “Peer Companies” instead of referring to “companies of similar size and employee base.”

Incentive – Based Compensation, page 99

5.
We reviewed your responses comments 20 and 21 in our letter dated December 18, 2009.  Please disclose the historical net income and earnings per share targets for Mr. McTaggart’s incentive-based compensation. Please also disclose whether there were any minimum and maximum thresholds associated with these targets.  If so, please disclose the percentage of base salary associated with those thresholds.  To the extent that there are numerical targets associated with other goals for your named executive officers, please also disclose those targets.  Lastly, please discuss how the company’s actual performance measured against targeted goals.

Response:

In the discussion that follows, we disclose the net income and earnings per share targets for Mr. Frederick McTaggart’s incentive-based compensation and the percentage of base salary associated with those thresholds. Additionally, we disclose historical consolidated financial information associated with other performance goals for our named executive officers and how our actual performance measured against targeted goals.

We consider certain of the financial targets associated with performance goals established in connection with the incentive-based compensation for two of our named executive officers, Ramjeet Jerrybandan and Gregory McTaggart, in 2008 to be confidential and we have not disclosed such information in any publicly available documents. These financial targets relate to (i) the annual gross margin of Consolidated Water (Belize) Limited, Ocean Conversion (BVI) Ltd., and Ocean Conversion (Cayman) Limited and (ii) the Operations and Maintenance expenses, excluding Cost of Sales, for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited. These financial targets were based on our internal budget adopted by our Board of Directors for 2008.

The financial targets associated with performance goals established in connection with the incentive-based compensation for Messrs. Jerrybandan and McTaggart that we consider confidential are of a commercial nature and meet the standards for confidentiality elaborated by the courts under the Freedom of Information Act.  Under the Freedom of Information Act, 5 U.S.C.A. §552(b)(4), federal courts have interpreted commercial or financial information to be “confidential” when public disclosure of such information would impair the value of the information to a company and would create the likelihood of substantial harm to a company’s competitive position by providing detailed cost, financial, investment, and marketing information to competitors and future collaborators, partners, suppliers and licensees of the company.  See National Parks and Conservation Association v. Kleppe, 547 F.2d 673, 677-678 (D.C. Cir. 1976); National Parks and Conservation Association v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974).  The person claiming an exemption need not show any actual adverse effect on its competitive position, but need only demonstrate that there is actual competition and that substantial competitive injury would likely result from disclosure.  Gulf & Western Indus., Inc. v. United States, 615 F.2d 527, 530 (D.C. Cir. 1979); Professional Review Organization of Florida Inc. v. United States Dept. of Health and Human Services, 607 F. Supp. 423, 425-26 (D.D.C. 1985).

We believe that disclosure of the annual gross margin of Consolidated Water (Belize) Limited, Ocean Conversion (BVI) Ltd., and Ocean Conversion (Cayman) Limited would cause us competitive harm.  Consolidated Water (Belize) Limited has only one contract with one client (Belize Water Services Ltd.) from which it derives its revenue.  Ocean Conversion (BVI) Ltd. has two contracts with only one client (the Government of The British Virgin Islands Water and Sewerage Department (the “BVI Government”)) from which it derives its revenue.  Ocean Conversion (Cayman) Limited has four contracts with only one client (the Water Authority-Cayman) from which it derives its revenue.  Disclosure of the annual gross margin of these companies would provide our competitors, some of which have greater financial, managerial and other resources than we do, with important information about our operations. As a result, our competitors would be able to use this information to submit proposals to Belize Water Services Ltd., the BVI Government and the Water Authority-Cayman to enter into contracts with more favorable pricing terms causing us to lose business.  Disclosure would also provide our other clients with the pricing terms of these contracts which they could use to attempt to negotiate more favorable terms with us upon renewal of their current contracts.

We also believe that disclosure of the Operations and Maintenance expenses, excluding Cost of Sales, for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited would cause us competitive harm.  As discussed above, Ocean Conversion (Cayman) Limited has four contracts with only one client from which it derives its revenue.  Cayman Water Company Limited sells water to customers within a prescribed service area on Grand Cayman under an exclusive license granted by the Cayman Islands government.  Except for the prices under our agreements with three customers, the prices at which Cayman Water Company Limited sells water are set out under the license and vary depending upon the type and location of the customer and the monthly volume of water purchased.  Disclosure of the Operations and Maintenance expenses, excluding Cost of Sales, for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited would allow our customers to determine our profit margin and may cause our customers to seek more favorable pricing terms when their contracts come up for renewal.  Additionally, disclosure would allow our competitors to determine our operating efficiencies and enable those competitors to submit contract proposals with pricing terms lower than our operating and maintenance costs, thereby causing us to lose business.

The harm that we would suffer from disclosure of such sensitive information would greatly outweigh any benefit that disclosure might provide to the public. Rather than disclosing information that would be harmful to our business, we will disclose that the compensation to be paid to Messrs. Jerrybandan and Gregory McTaggart will be based, in part, on the profitability of the plants operated by Consolidated Water (Belize) Limited, Ocean Conversion (BVI) Ltd., and Ocean Conversion (Cayman) Limited. We believe that this disclosure informs a reader that a part of two of our executives’ incentive-based compensation is determined by the profitability of operations without providing our customers and competitors with information that would be harmful to our operations. It should also be noted that no specific portion of the incentive-based bonus for Messrs. McTaggart or Jerrybandan is allocated to the profitability of our operations described below. Accordingly, as permitted by Instruction 4 to Item 402(b) of Regulation S-K promulgated under the Securities Act of 1933, as amended, we will discuss the difficulty for the executive to achieve, or the likelihood of us achieving, the undisclosed target levels.

The discussion of the performance goals for which historical consolidated financial goals were established for each of our named executive officers follows. Please note that no numerical financial goals were established in 2008 for Gerard Pereira.

Frederick McTaggart, Chief Executive Officer

Our Chief Executive Officer’s bonus for 2008 was determined at the sole discretion of our Board of Directors and was calculated by our Board of Directors based upon their assessment of Mr. McTaggart’s performance with regard to certain goals. The performance goals for which numerical targets were established and the correlating value assigned to each goal are discussed below.

1.           The Company achieving our budgeted net income and earnings per share targets. The net income and earnings per share targets used in determining Mr. McTaggart’s 2008 incentive-based compensation were based upon the 2008 budget approved by our Board of Directors. The net income and earnings per share targets were $14,107,173 and $0.97, respectively. The amounts budgeted were considered to be the minimum thresholds, but there was no maximum threshold established for these targets. Our Board of Directors determined that if the net income and earnings per share targets were achieved, Mr. McTaggart would be entitled to a bonus in an amount equal to 30% of his base salary. The actual net income and earnings per share for 2008 were $7,209,716 and $0.50, respectively. Although we did not meet the target income and earnings targets, our Board of Directors determined that Mr. McTaggart had met 35% of the objectives associated with this goal.

2.           The Company staying within the approved capital expenditure budgets for operations. The capital expenditure budget for operations used in determining Mr. McTaggart’s 2008 incentive-based compensation was based upon the 2008 budget approved by our Board of Directors. The 2008 capital expenditure budget for operations was $3,858,000. The amount budgeted was considered to be the maximum threshold, but there was no minimum threshold established for this target. Our Board of Directors determined that, if we stayed within the approved capital expenditure budget for operations, Mr. McTaggart would be entitled to a bonus in an amount equal to 25% of his base salary. The actual capital expenditures for operations for 2008 were $1,102,753. Our Board of Directors determined that Mr. McTaggart had met 30% of the objectives associated with this goal.

David Sasnett, Chief Executive Officer

Our Chief Financial Officer was entitled to an annual bonus for 2008 in an amount not less than 25% of his then current base salary based on meeting certain performance goals agreed to with our Chief Executive Officer. These performance goals are considered in their entirety and we do not place values or weights on any specific goals. The performance goals for which numerical targets were established are discussed below.

1.    The Company achieving its budgeted consolidated accounting and auditing costs. The budgeted consolidated accounting and auditing costs used in determining Mr. Sasnett’s 2008 incentive-based compensation were based upon the 2008 budget approved by our Board of Directors. The budgeted consolidated accounting and auditing costs for 2008 were $381,000. The amount budgeted was considered to be the maximum threshold, but there was no minimum threshold established for this target. The consolidated accounting and auditing costs for 2008 were $326,000. We achieved this goal.

Ramjeet Jerrybandan, VP of Overseas Operations

For 2008, our VP of Overseas Operations was entitled to an annual bonus in an amount not less than 25% of his then current base salary based on meeting certain performance goals that were agreed to with our Chief Executive Officer. These performance goals are considered in their entirety and we do not place values or weights on any specific goals.

In order to maximize profitability, our reverse osmosis desalination systems are designed to operate at high equipment utilization factors and at relatively constant energy and chemical consumption rates. We believe that careful monitoring of these systems, a strong preventative maintenance plan, and the ability to rapidly and effectively respond to unforeseen conditions will ensure maximum profitability of these systems. In setting Mr. Jerrybandan’s financial targets for 2008, specifically goals #1 and #2 identified below, our Board of Directors considered: (i) the optimum operational performance of each plant at its current point within its life cycle, and (ii) the expected profitability of each plant at its estimated customer utilization.  Our Board of Directors set Mr. Jerrybandan’s financial targets at or just below the results that would be achieved based upon optimum operational performance.  Given the environmental and logistical difficulties associated with operating and maintaining seawater reverse osmosis desalination plants in remote tropical island locations, such as an unreliable and inconsistent power supply, difficulties obtaining necessary supplies on a timely basis and the limited availability of skilled personnel, our Board of Directors determined that the financial targets established for Mr. Jerrybandan were moderate to difficult to achieve.

The performance goals for which numerical targets were established are discussed below.

1.          Maintain or increase annual gross margin of Consolidated Water (Belize) Limited in 2008. The budgeted annual gross margin of Consolidated Water (Belize) Limited used in determining Mr. Jerrybandan’s 2008 incentive-based compensation was based upon the 2008 budget approved by our Board of Directors. The amount budgeted was considered to be the minimum threshold, but there was no maximum threshold established for this target. Consolidated Water (Belize) Limited achieved this goal.

2.          Maintain or increase annual gross margin of Ocean Conversion (BVI) Ltd. The budgeted annual gross margin of Ocean Conversion (BVI) Ltd. used in determining Mr. Jerrybandan’s 2008 incentive-based compensation were based upon the 2008 budget approved by the Board of Directors. The amount budgeted was considered to be the minimum threshold, but there was no maximum threshold established for this target. As result of the adoption by Ocean Conversion (BVI) Ltd. of the cash method for revenue recognition during 2008, the gross margin target for Ocean Conversion (BVI) Ltd. was ultimately not used as a performance goal for Mr. Jerrybandan.

3.          Develop and implement an effective operating plan for the Bermuda Plant and achieve budgeted profit targets. The budgeted profit target for the Bermuda Plant used in determining Mr. Jerrybandan’s 2008 incentive-based compensation was based upon the 2008 budget approved by the Board of Directors. However the Bermuda Plant did not commence operations in 2008 as anticipated and consequently the budgeted profit target and the operating plan for the Bermuda Plant were ultimately not used as performance goals for Mr. Jerrybandan.

Gregory S. McTaggart, VP of Cayman Operations

For 2008, our VP of Cayman Operations was entitled to an annual bonus in an amount not less than 25% of his then current base salary based on meeting certain performance goals that were agreed to with our Chief Executive Officer. These performance goals are considered in their entirety and we do not place values or weights on any specific goals.

In order to maximize profitability, our reverse osmosis desalination systems are designed to operate at high equipment utilization factors and at relatively constant energy and chemical consumption rates. We believe that careful monitoring of these systems, a strong preventative maintenance plan, and the ability to rapidly and effectively respond to unforeseen conditions will ensure maximum profitability of these systems.

We also believe that minimizing non-revenue water (caused by leakage, theft and under-metering) within our retail water distribution system is essential to the profitable operation of our retail water utility on Grand Cayman. Over the past two years, our Chief Executive Officer has set consistently lower non-revenue water targets for the Company. In setting Mr. Gregory McTaggart’s financial targets for 2008, specifically goals #1, #2 and #3 identified below, our Board of Directors considered: (i) the optimum operational performance of each plant at its current point within its life cycle, (ii) the expected profitability of each plant at its estimated customer utilization. and (iii) historical non-revenue water data for the Company over the past ten years.  Our Board of Directors set Mr. McTaggart’s financial targets at or just below the results that would be achieved based upon optimum operational performance.  Given the environmental and logistical difficulties associated with operating and maintaining seawater reverse osmosis desalination plants and water distribution systems in a remote tropical island location, such as difficulties obtaining necessary supplies on a timely basis and the limited availability of skilled personnel, our Board of Directors determined that the financial targets established for Mr. McTaggart were moderate to difficult to achieve. This proved to be the case, as only three out of five numerical targets established for performance goals were achieved in 2008.

The performance goals for which numerical targets were established are discussed below.

1.          Maintain or increase 2007 gross margins in 2008 for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited. The gross margin for Cayman Water Company Limited in 2007 was $12,743,000. The 2007 gross margins for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited were considered to be the minimum thresholds, but there were no maximum thresholds established.  The gross margin for Cayman Water Company Limited in 2008 was $12,516,000.  We did not achieve this goal with respect to Cayman Water Company Limited, and achieved this goal with respect to Ocean Conversion (Cayman) Limited.

2.          Lower overall water loss percentage for Cayman Water Company Limited retail from the 2007 figure and implement a preventative/detective water loss program using pressure and flow monitoring equipment. The 2007 overall water loss percentage for Cayman Water Company Limited retail was 6.63%. This percentage was considered to be the maximum threshold, but there was no minimum threshold established. The 2008 overall water loss percentage for Cayman Water Company Limited retail was 6.04%. We achieved the water loss target percentage, but Mr. McTaggart did not implement a preventative/detective water loss program before the end of 2008.

3.          Contain Operations and Maintenance expenses, excluding Cost of Sales, to 2008 budget or below for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited. The 2008 budgets for Operations and Maintenance expenses, excluding Cost of Sales, for Cayman Water Company Limited and Ocean Conversion (Cayman) Limited were considered to be the maximum thresholds, but there were no minimum thresholds established for these targets. We achieved this goal.

4.          Reduce total overtime wages paid to Cayman Water Company Limited and Ocean Conversion (Cayman) Limited staff to below total 2007 figure. The total overtime wages paid to the Cayman Water Company Limited and Ocean Conversion (Cayman) Limited staffs in 2007 were $26,500 and $44,200, respectively. These amounts were considered to be minimum thresholds, but there was no maximum threshold established. The total overtime wages paid to the Cayman Water Company Limited and Ocean Conversion (Cayman) Limited staffs in 2008 were $44,000 and $45,200, respectively. We did not achieve this goal.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Notes to Condensed Consolidated Financial Statements

Note 6.  Investment in and loan to affiliate, page 11

6.
We note your response to comment 27 in our letter dated December 18, 2009 and the related valuation report dated November 4, 2009.  Please tell us the current status of the Court rulings and the negotiations with the BVI government related to the contract to continue to operate the Baughers Bay plant as well as the new Bar Bay plant contract.  Please advise us if there are any significant developments since the last response that you reasonably expect to have a favorable or unfavorable impact on the impairment assessment of your OCI-BVI equity investment.

Response:

The status of the Court rulings have not changed as a timetable has not been set by the Appellate Court for hearing the appeals filed by both parties.  We have been informed by OC-BVI’s legal counsel that the BVI government’s appeal of the Court’s decision does not relieve them of their obligation to immediately pay OC-BVI the amount awarded (approximately $10 million) by the Court.  During the fourth quarter of 2009 the BVI government made a partial payment of $2 million on the amount awarded OC-BVI by the Court.  The OC-BVI Board has directed its legal counsel to issue a demand letter for payment of the remaining $8 million by no later than the end of March 2010.

On March 4, 2010 the BVI government signed the definitive contract with OC-BVI for the new Bar Bay plant.  The terms of this contract were consistent with the previously executed “Heads of Terms” agreement.

On February 18, 2010 the BVI News announced that the BVI government had signed a contract with Biwater, Inc. for the construction and operation of a new water plant to serve Tortola.  This development was not expected by OC-BVI and it appears, from the terms announced, that the price of water to be supplied from this new plant will be notably higher than the price offered by OC-BVI under its most recent proposal.  The BVI government also announced it will seek to negotiate a new one year contract for Baughers Bay with OC-BVI.  We and OC-BVI are now of the opinion that, as a result of the contract awarded to Biwater, it is now unlikely that OC-BVI will obtain a long-term contract for the operation of Baughers Bay.  While we have not yet completed our impairment analysis calculations, we nevertheless expect to record a substantial impairment loss for the fourth quarter of 2009 for our investment in OC-BVI due to the loss of OC-BVI’s previously anticipated cash flows from a new contract for the operation of Baughers Bay.

*      *      *      *      *

If you require any additional information, kindly contact our United States legal counsel, Leslie J. Croland with Edwards Angell Palmer & Dodge LLP at (561) 833-7700.

Sincerely,

/s/ David W. Sasnett
David W. Sasnett
Chief Financial Officer

Cc:	Catherine T. Brown, Staff Attorney Frederick W. McTaggart, Chief Executive Officer Leslie J. Croland, P.A.